VIA EDGAR

December 18, 2013

Robert S. Littlepage, Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Cross Country Healthcare, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 18, 2013
File No. 000-33169

Dear Mr. Littlepage:

We are in receipt of your comment letter dated December 13, 2013. In accordance with our telephone conversation yesterday, this letter is to confirm that the required date of our response has been extended to on or before January 15, 2014. We greatly appreciate your flexibility in this matter.

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to call me at (800) 998-5058 or, in my absence, Susan Ball, General Counsel, at (800) 440-5790.

Very truly yours,

/s/ Emil Hensel
Emil Hensel, Chief Financial Officer

cc:

Christie Wong, Staff Accountant
Larry Spirgel, Assistant Director

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